Exhibit 99.1

For Immediate Release

January 15, 2013

SAP Announces Record Full Year and Fourth Quarter 2012 – Full Year 2012 Non-IFRS Software and Software-Related Service Revenue Increases 17% to €13.2 Billion

•	Revenue Guidance Exceeded: At Constant Currencies, Full Year 2012 Non-IFRS Software and Software-Related Service Revenue Increased 13%

•	Triple-Digit Growth for SAP HANA: €390 Million in Full Year 2012 SAP HANA Software Revenue, Exceeding Company Expectations

•

Accelerating Cloud Momentum: 12 Months New and Upsell Subscription Billings for SAP Cloud Applications Business Increased Nineteenfold in Fourth Quarter 2012, Annual Cloud Revenue Run Rate Approaching €850 Million[1]

•	Strong Contribution from Mobile: €222 Million in Full Year 2012 Mobile Software Revenue, Achieving Company Expectations

•	Full Year 2012 Non-IFRS Operating Profit Increased 11% to €5.21 Billion (6% to €5.02 Billion at Constant Currencies Compared to Guidance Range of €5.05 - €5.25 Billion)

WALLDORF, Germany — January 15, 2013 — After a preliminary review of its fourth quarter 2012 performance, SAP AG (NYSE: SAP) today announced its preliminary financial results for the fourth quarter and full year ended December 31, 2012.

SAP delivered record revenues in 2012. Non-IFRS total revenue grew 14% year-on-year and exceeded €16 billion. Non-IFRS software and software-related service revenue grew 17% year-on-year to €13.2 billion.

SAP delivered strong overall growth in the fourth quarter. The company achieved strong software revenue performance in the APJ region. The EMEA region delivered impressive results in light of the continued uncertain market environment and the Americas region had a solid software revenue performance considering a tough year-over-year comparison. SAP delivered exceptional growth in its key innovation areas SAP HANA, Mobile and Cloud: SAP HANA had an outstanding quarter reaching nearly €200 million in software revenue in the fourth quarter and achieving almost €400 million for the full year. SAP’s mobile business contributed more than €220 million to software revenue achieving its full year revenue target. SAP’s strong cloud momentum continued in the fourth quarter: 12 month new and upsell subscription billings for SAP cloud applications increased nineteenfold. Derived from the total revenue of SAP’s two cloud segments the annual cloud revenue run rate is approaching €850 million. Non-IFRS cloud subscription and support revenue in the fourth quarter increased more than twentyfivefold to €159 million.

[1]

The growth rate in new and upsell subscription billings relates to SAP cloud applications business (excluding Ariba); the annual revenue run rate includes Ariba (before any future growth) and is derived from the total revenue of SAP’s two cloud segments.

SAP Reports Preliminary Fourth Quarter 2012 Results	Page 2

“2012 was an outstanding year where we set many new records. We continued our double-digit growth momentum and exceeded our revenue guidance. We achieved a breakthrough in the cloud and today SAP is the second largest cloud player in the world. And we overachieved on our SAP HANA revenue ambition, making SAP the fastest growing next generation database company in the market,” said SAP Co-CEOs Bill McDermott and Jim Hagemann Snabe. “With our inspired people and our customer-centric innovation strategy we are perfectly positioned to continue our growth momentum in 2013. With SAP Business Suite on HANA we are redefining the software industry and opening up a new world of growth opportunities for our customers.”

“This fourth quarter is the 12th consecutive quarter of double-digit SSRS revenue growth. Thereby our total revenue for the first time exceeded €5 billion in a quarter. We invested significantly in key innovations while expanding our global go-to-market activities to further strengthen our mid-term growth ambition,” said Werner Brandt, CFO of SAP.

FINANCIAL RESULTS IN DETAIL

FINANCIAL HIGHLIGHTS — Fourth Quarter 2012

All 2012 figures in this release are approximate due to the preliminary nature of the announcement.

	Fourth Quarter 20121)
	IFRS			Non-IFRS2)
€ billion, unless otherwise stated	Q4 2012	Q4 2011	% change	Q4 2012	Q4 2011	% change	% change const. curr.
Software	1.94	1.78	9%	1.94	1.78	9%	8%
Cloud subscriptions and support (€ millions)	126	6	2,000%	159	6	2,691%	2,608%
Software and software-related service revenue	4.23	3.72	14%	4.27	3.72	15%	13%
Total revenue	5.02	4.50	12%	5.06	4.50	12%	11%
Operating profit	1.59	1.67	-5%	1.96	1.78	10%	9%
Operating margin (%)	31.6	37.1	-5.5pp	38.8	39.6	-0.8pp	-0.7pp

1)	All figures are preliminary and unaudited.

2)	For a detailed description of SAP’s non-IFRS measures see Explanation of Non-IFRS Measures online

IFRS software revenue was €1.94 billion (2011: €1.78 billion), an increase of 9% (8% at constant currencies). IFRS software and software-related service revenue was €4.23 billion (2011: €3.72 billion), an increase of 14%. Non-IFRS software and software-related service revenue was €4.27 billion (2011: €3.72 billion), an increase of 15% (13% at constant currencies). IFRS total revenue was €5.02 billion (2011: €4.50 billion), an increase of 12%. Non-IFRS total revenue was €5.06 billion (2011: €4.50 billion), an increase of 12% (11% at constant currencies).

IFRS operating profit was €1.59 billion (2011: €1.67 billion), a decrease of 5%. Non-IFRS operating profit was €1.96 billion (2011: €1.78 billion), an increase of 10% (9% at constant currencies). IFRS operating margin was 31.6% (2011: 37.1%), a decrease of 5.5 percentage points. Non-IFRS operating margin was 38.8% (2011: 39.6%), a decrease of 0.8 percentage points. Non-IFRS operating margin was 38.9% at constant currencies, a decrease of 0.7 percentage points.

IFRS operating profit and IFRS operating margin for the fourth quarter 2012 were impacted by share-based compensation expense of €185 million (2011: €1 million) and acquisition-related charges of €151 million (2011: €116 million). Share-based compensation expenses significantly increased mainly due to the implementation of new share-based compensation plans and the strong performance of SAP’s share price in 2012.

SAP Reports Preliminary Fourth Quarter 2012 Results	Page 3

Total headcount for the group grew in the fourth quarter by almost 3,100 FTEs (thereof 300 from organic growth) compared to the previous quarter.

Fourth Quarter 2012 non-IFRS software and software-related service revenue and non-IFRS operating profit excludes a deferred revenue write-down from acquisitions of €38 million (2011: €1 million). Fourth Quarter 2012 non-IFRS operating profit additionally excludes acquisition-related charges of €151 million, a profit from discontinued activities of €2 million, €185 share-based compensation expenses of and restructuring expenses of €0 million (2011: €116 million, profit of €6 million, €1 million and €2 million).

Regional Performance — Fourth Quarter 20122

IFRS software revenue for the EMEA region was €937 million (2011: €865 million), an increase of 8% (8% at constant currencies). IFRS and non-IFRS software and software-related service revenue for the EMEA region was €2.02 billion (2011: €1.84 billion), an increase of 10% (9% at constant currencies). IFRS and non-IFRS software and software-related service revenue for Germany was €575 million (2011: €578 million), a decrease of 1% (1% at constant currencies).

IFRS software revenue for the Americas region was €643 million (2011: €625 million), an increase of 3% (3% at constant currencies). IFRS software and software-related service revenue for the Americas region was €1.49 billion (2011: €1.27 billion), an increase of 17%. Non-IFRS software and software-related service revenue for the Americas region was €1.53 billion (2011: €1.27 billion), an increase of 20% (18% at constant currencies). IFRS software and software-related service revenue for the United States was €1.08 billion (2011: €895 million), an increase of 21%. Non-IFRS software and software-related service revenue for the United States was €1.12 billion (2011: €895 million), an increase of 25% (22% at constant currencies).

IFRS software revenue for the APJ region was €357 million (2011: €290 million), an increase of 23% (22% at constant currencies). IFRS and non-IFRS software and software-related service revenue for the APJ region was €720 million (2011: €609 million), an increase of 18% (16% at constant currencies). IFRS and non-IFRS software and software-related service revenue for Japan was €209 million (2011: €182 million), an increase of 15% (18% at constant currencies).

FINANCIAL HIGHLIGHTS — Full Year 2012

	Full Year 20121)
	IFRS			Non-IFRS2)
€ billion, unless otherwise stated	FY 2012	FY 2011	% change	FY 2012	FY 2011	% change	% change const. curr.
Software revenue	4.66	4.11	13%	4.66	4.11	13%	10%
Cloud subscriptions and support (€ millions)	270	18	1,400%	342	18	1,839%	1,717%
Software and software-related service revenue	13.16	11.32	16%	13.25	11.35	17%	13%
Total revenue	16.22	14.23	14%	16.30	14.26	14%	10%
Operating profit	4.06	4.88	-17%	5.21	4.71	11%	6%
Operating margin (%)	25.0	34.3	-9.3pp	31.9	33.0	-1.1pp	-1.2pp

1)	All figures are preliminary and unaudited.

2)	For a detailed description of SAP’s non-IFRS measures see Explanation of Non-IFRS Measures online.

[2]	In this release, software revenue by region is based on location of negotiation whereas software and software-related service revenue is based on customer location.

SAP Reports Preliminary Fourth Quarter 2012 Results	Page 4

IFRS software revenue was €4.66 billion (2011: €4.11 billion), an increase of 13% (10% at constant currencies). IFRS software and software-related service revenue was €13.16 billion (2011: €11.32 billion), an increase of 16%. Non-IFRS software and software-related service revenue was €13.25 billion (2011: €11.35 billion), an increase of 17% (13% at constant currencies). This exceeded SAP’s non-IFRS software and software-related service revenue guidance which was the high end of the 10.5 – 12.5% range at constant currencies. IFRS total revenue was €16.22 billion (2011: €14.23 billion), an increase of 14%. Non-IFRS total revenue was €16.30 billion (2011: €14.26 billion), an increase of 14% (10% at constant currencies).

IFRS operating profit was €4.06 billion (2011: €4.88 billion), a decrease of 17%. Non-IFRS operating profit was €5.21 billion (2011: €4.71 billion), an increase of 11% (€5.02 billion at constant currencies, an increase of 6%). This was slightly below SAP’s non-IFRS operating profit guidance (which was in a range of €5.05 - €5.25 billion at constant currencies) due to the company’s continued investments in key innovations as well as the expansion of SAP’s global go-to-market activities. IFRS operating margin was 25.0% (2011: 34.3%), a decrease of 9.3 percentage points. Non-IFRS operating margin was 31.9% (2011: 33.0%), a decrease of 1.1 percentage points. Non-IFRS operating margin was 31.8% at constant currencies, a decrease of 1.2 percentage points at constant currencies.

IFRS operating profit and IFRS operating margin for the full year 2012 were impacted by share-based compensation expense of €519 million (2011: €68 million) and acquisition-related charges of €537 million (2011: €448 million). Share-based compensation expenses significantly increased mainly due to the implementation of new share-based compensation plans and the strong performance of SAP’s share price in 2012. Additionally, for the full year 2011, the reduction of the provision for the TomorrowNow litigation resulted in a significant profit from the discontinued TomorrowNow activities. This had a 5.1 percentage point positive influence on SAP’s full year 2011 IFRS operating margin. For this reason the 2012 and 2011 IFRS profit and margin numbers are not fully comparable.

Operating profit and operating margin for the full year 2012 were impacted by SAP’s continued investments in its global go-to-market activities and its cloud business. Total headcount for the group grew year-over-year by almost 8,700 FTEs (thereof more than 4,800 FTEs from acquisitions).

Full year 2012 non-IFRS software and software-related service revenue and non-IFRS operating profit excludes a deferred revenue write-down from acquisitions of €81 million (2011: €27 million). Full year Non-IFRS operating profit additionally excludes acquisition-related charges of €537 million, expenses from discontinued activities of €0 million, share-based compensation expenses of €519 million and restructuring expenses of €8 million (2011: €448 million, profit of €717 million, €68 million and €4 million).

Regional Performance — Full Year 2012

IFRS software revenue for the EMEA region was €2.01 billion (2011: €1.85 billion), an increase of 8% (7% at constant currencies). IFRS software and software-related service revenue for the EMEA region was €6.11 billion (2011: €5.53 billion), an increase of 10%. Non-IFRS software and software-related service revenue for the EMEA region was €6.11 billion (2011: €5.54 billion), an increase of 10% (9% at constant currencies). IFRS and non-IFRS software and software-related service revenue for Germany was €1.82 billion (2011: €1.73 billion), an increase of 5% (5% at constant currencies).

IFRS software revenue for the Americas region was €1.77 billion (2011: €1.53 billion), an increase of 16% (11% at constant currencies). IFRS software and software-related service revenue for the Americas region was €4.82 billion (2011: €3.96 billion), an increase of 22%. Non-IFRS software and software-related service revenue for the Americas region was €4.90 billion (2011: €3.98 billion), an increase of 23% (17% at constant currencies). IFRS software and software-related service revenue for the United States was €3.54 billion (2011: €2.87 billion), an increase of 23%. Non-IFRS software and software-related service revenue for the United States was €3.62 million (2011: €2.89 billion), an increase of 25% (17% at constant currencies).

SAP Reports Preliminary Fourth Quarter 2012 Results	Page 5

IFRS software revenue for the APJ region was €879 million (2011: €722 million), an increase of 22% (17% at constant currencies). IFRS and non-IFRS software and software-related service revenue for the APJ region was €2.24 billion (2011: €1.83 billion), an increase of 22% (15% at constant currencies). IFRS and non-IFRS software and software-related service revenue for Japan was €699 million (IFRS 2011: €579 million; non-IFRS 2011: €580 million), an increase of 21% (13% at constant currencies).

The company will report its fourth quarter and full year 2012 results on January 23rd, including the outlook for 2013.

Additional Information

2012 revenue and profit figures include the revenue, profits and cash flows from SuccessFactors starting on February 21, 2012 and Ariba starting on October 1, 2012. For the prior-year period those numbers were not included.

For a more detailed description of all of SAP’s non-IFRS adjustments and their limitations as well as our constant currency and free cash flow figures see Explanation of Non-IFRS Measures online.

About SAP

As market leader in enterprise application software, SAP (NYSE: SAP) helps companies of all sizes and industries run better. From back office to boardroom, warehouse to storefront, desktop to mobile device – SAP empowers people and organizations to work together more efficiently and use business insight more effectively to stay ahead of the competition. SAP applications and services enable more than 230,000 customers to operate profitably, adapt continuously, and grow sustainably. For more information, visit www.sap.com.

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SAP Reports Preliminary Fourth Quarter 2012 Results	Page 6

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